

MAIL STOP 3561

April 21, 2009

Mr. James A. Coyne
Vice Chairman and Chief Financial Officer
Stoneleigh Partners Acquisition Corp.
20 Marshall Street, Suite 104
South Norwalk, CT 06854

   Re: Stoneleigh Partners Acquisition Corp.
     Schedule 14A
     File No. 001-33502
     Filed April 10, 2009

Dear Mr. Coyne:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers, page 2

1. In your response to the question "Should I vote for the Conversion Proposal" you indicate that if "holders of a majority of the public shares elect to participate in the Conversion and convert their shares into their pro rata portion of the trust account, the stockholder approval of the Conversion will constitute stockholder approval of a distribution of substantially all of Stoneleigh's assets under Section 217 …" Please revise your disclosure, here and elsewhere as appropriate, to clarify the meaning and practical impact of this statement. For example, would this scenario require you to abandon the Extension Amendment and dissolve?

The Extension Amendment and Conversion Proposal, page 17

2.   We note your disclosure on page 20 that, "[i]f the Conversion proposal is not approved, the Company will not effect the Extension Amendment." Please revise to address this, and any other proposal implementation conditions, in the front of your disclosure document.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Williamson at (202) 551-3393 with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Brad Shiffman
Fax: (917)-332-3725